September 19, 2016

RE: Get cash now from your KBS REIT investment.

Dear Investor,

Good news!  Now you can sell your KBS Strategic Opportunity REIT, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $8.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for KBS Strategic Opportunity REIT to decide if or when you get your money back. KBS estimates that its Shares are worth $13.44 per Share, but you can't sell them on the market. But this offer expires on October 31, 2016, so you must act soon.

Why take advantage of this opportunity today?
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Guarantee your cash now. Although the company recently announced plans to explore liquidity options for investors, there can be no guarantee that such a plan will be executed in a timely manner, or at all. Sell today and ensure you get your money out from this security.

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The redemption program is oversubscribed. As of June 30, 2016, the company announced that it had just $6.6 million available for redemptions during the remainder of 2016 while $17.7 million of redemption requests were unfulfilled.

•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
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Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like KBS Strategic Opportunity REIT can be very difficult to sell. It can take weeks or months to find an interested buyer and KBS Strategic Opportunity REIT may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after KBS Strategic Opportunity REIT confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires October 31, 2016 (unless extended). So don't delay. Fill out and mail in the KBS Strategic Opportunity REIT Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.